SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998, OR
\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 FOR THE TRANSITION PERIOD FROM ___________ TO ________________

Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer name below: Procter & Gamble Pharmaceuticals Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedule prepared in Accordance With the Financial Reporting Requirements of ERISA



                 PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

                    Financial Statements for the Years Ended
                   December 31, 1998 and 1997 and Independent
                                Auditors' Report




PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits as of
  December 31, 1998 and 1997                                                 2

 Statements of Changes in Net Assets Available for Benefits
 for the Years Ended  December 31, 1998 and 1997                             3

 Notes to Financial Statements for the Years Ended December 31,
 1998 and 1997                                                               4

SUPPLEMENTAL SCHEDULES OMITTED:

 The following supplemental schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble
 Master Savings Trust:

 Reportable Transactions for the Year Ended December 31, 1998

 Assets Held for Investment Purposes

 Assets Acquired and Disposed of Within the Plan Year

 Party-In-Interest Transaction

 Obligations in Default

 Leases in Default



DELOITTE &
  TOUCHE LLP
------------     ---------------------------------------------------------------
                 DELOITTE & TOUCHE LLP          Telephone:  (513) 784-7100
                 250 East Fifth Street
                 P.O. Box 5340
                 Cincinnati, Ohio 45201-5340


INDEPENDENT AUDITORS' REPORT

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble Pharmaceuticals Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


/s/DELOITTE & TOUCHE LLP
April 30, 1999



PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

                                                      1998             1997
INVESTMENTS, At fair value:
  Investment in The Procter & Gamble Master
   Savings Trust                                    $65,746,638     $55,439,698
                                                    -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $65,746,638     $55,439,698
                                                    ===========     ===========

See notes to financial statements.



PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
                                                1998                1997
ADDITIONS:
  Investment income - Equity in
    net earnings of The Procter and
    Gamble Master Savings Trust              $11,874,994         $10,685,751
  Transfer from unaffiliated plans                 3,027               1,831
                                             -----------         -----------
       Total additions                        11,878,021          10,687,582

DEDUCTIONS - Distributions and
  withdrawals to participants                  1,571,081           2,558,761
                                             -----------         -----------

NET INCREASE                                  10,306,940           8,128,821

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                           55,439,698          47,310,877
                                             -----------         -----------

  End of year                                $65,746,638         $55,439,698
                                             ===========         ===========

See notes to financial statements.



PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.   INFORMATION REGARDING THE PLAN

     The following brief description of the Procter & Gamble Pharmaceuticals Savings Plan (the "Plan") is provided for general information only and reference should be made to the Plan agreement for more complete information.

     GENERAL - The Norwich Eaton Employee Savings Plan, began on August 1, 1982 and was modified effective July 1, 1985 to meet the requirements under Internal Revenue Code Section 401(k). Norwich Eaton is a wholly-owned subsidiary of The Procter & Gamble Company ("Company"). During 1986, the assets and liabilities of the Norwich Eaton Employee Savings Plan were transferred to create three plans, one for salaried employees, one for hourly employees and one for Norwich Eaton's Greenville location employees. Effective July 1, 1987, the Greenville plan was terminated in connection with a corporate reorganization. Effective June 30, 1994, the hourly plan was merged into the salary plan which created the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS AND VESTING - In connection with the cessation of contributions to the Plan effective July 1, 1991, all participants became fully vested and no new participants were allowed in the Plan. Plan participants became eligible to participate in The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan effective July 1, 1991.

     DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock or in installment payments over a period not to exceed 120 months. Retired or terminated employees shall commence benefit payments upon attainment of age 70 1/2.

     WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

     PLAN TERMINATION - Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

     ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of four members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee, PNC Bank, Ohio, N.A. ("PNC Bank"), who is also appointed by the Board of Directors of the Company.

     TRANSFER FROM UNAFFILIATED PLANS - Amounts represent account balances of Company employees transferred from unaffiliated Company plans.

     PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant's account. Participants may allocate their account in one or all of the following investment options offered by the Plan (Note 4):

        RESERVE FUND - The prospectus indicates that this fund invests in short to medium length maturity, interest-bearing instruments.

        COMPANY STOCK FUND - A fund that invests in shares of The Procter & Gamble Company common stock.

        MANAGED BOND FUND - The prospectus indicates that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

        LARGE COMPANY FUND - The prospectus indicates that this fund invests in equity securities of approximately 300 domestic, large company stocks.

        DIVERSIFIED FUND - The prospectus indicates that this fund invests in a balanced portfolio consisting of both equity and fixed securities.

        SMALL COMPANY FUND - The prospectus indicates that this fund invests in a portfolio of equity securities issued by small companies.

        INTERNATIONAL EQUITY FUND - The prospectus indicates that this fund invests in a diversified portfolio of equity securities of foreign corporations.



The activity and balances in the funds are summarized as follows for the years ended December 31, 1998 and 1997:
                                                                  Large                         Managed        International
                                                 Reserve          Company        Diversified    Bond           Equity
                                                 Fund             Fund           Fund           Fund           Fund
Net assets available for benefits,
  December 31, 1996                              $10,667,861      $23,415,366    $7,831,088     $2,279,413     $507,799


Equity in net earnings of The Procter &
   Gamble Master Savings Trust                       500,220        7,007,716     1,397,269        193,640        4,669
Transfer from unaffiliated plans                         879              623           201            128
Distributions and withdrawals to participants       (742,408)      (1,385,209)     (219,178)      (167,457)      (1,554)
Interfund transfers                               (1,077,297)      (1,093,658)     (259,403)      (216,700)     175,220
                                                 -----------      -----------    ----------     ----------     --------

Net assets available for benefits,
   December 31, 1997                               9,349,255       27,944,838     8,749,977      2,089,024      686,134

Equity in net earnings of The Procter &
  Gamble Master Savings Trust                        500,823        8,794,395     1,593,777        151,854       97,376
Transfer from unaffiliated plans                                        3,027
Distributions and withdrawals to participants       (642,537)        (530,749)     (258,377)       (35,603)        (220)
Interfund transfers                                  (41,997)         207,123      (635,123)        30,006      (73,584)
                                                 -----------      -----------    ----------     ----------     --------

Net assets available for benefits,
  December 31, 1998                              $ 9,165,544      $36,418,634    $9,450,254     $2,235,281     $709,706
                                                 ===========      ===========    ==========     ==========     ========

                                                 Small          Company
                                                 Company        Stock
                                                 Fund           Fund           Total
Net assets available for benefits,
  December 31, 1996                              $  942,541     $1,666,809     $47,310,877


Equity in net earnings of The Procter &
   Gamble Master Savings Trust                      246,416      1,335,821      10,685,751
Transfer from unaffiliated plans                                                     1,831
Distributions and withdrawals to participants        (2,875)       (40,080)     (2,558,761)
Interfund transfers                                 497,138      1,974,700
                                                 ----------     ----------     -----------

Net assets available for benefits,
   December 31, 1997                              1,683,220      4,937,250      55,439,698

Equity in net earnings of The Procter &
  Gamble Master Savings Trust                       (96,256)       833,025      11,874,994
Transfer from unaffiliated plans                                                     3,027
Distributions and withdrawals to participants       (26,470)       (77,125)     (1,571,081)
Interfund transfers                                  42,708        470,867
                                                 ----------     ----------     -----------

Net assets available for benefits,
  December 31, 1998                              $1,603,202     $6,164,017     $65,746,638
                                                 ==========     ==========     ===========



2.   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds) are valued by the fund manager, J.P. Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in the Master Trust by the trustee and to each participant's account by the Plan's recordkeeper.

     EXPENSES OF THE PLAN - Trustee fees and other expenses of the Plan are paid by the Company.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated August 22, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC as of December 31, 1998 and 1997.

4.   INTEREST IN MASTER TRUST

     Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank.

     Use of a master trust permits the commingling of investments that fund various Company-sponsored defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust.

     The following represents the 1998 and 1997 audited financial information regarding the net assets and investment income of the Master Trust:



Assets of the Master Trust at December 31, 1998 are summarized as follows:
                                                                Inter-
                                     Large         Small        national                                 Managed
                       Company       Company       Company      Equity       Reserve       Diversified   Bond
                       Stock Fund    Fund          Fund         Fund         Fund          Fund          Fund         Total
Investments, at fair
 value                 $82,686,007   $76,750,124   $4,587,218   $2,999,260   $26,401,544   $33,445,663   $6,050,716   $232,920,532
Accrued interest and
 dividends                   4,781           235           47            7            38            32           13          5,153
                       -----------   -----------   ----------   ----------   -----------   -----------   ----------   ------------

Total                  $82,690,788   $76,750,359   $4,587,265   $2,999,267   $26,401,582   $33,445,695   $6,050,729   $232,925,685
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============

Plan's investment in
 Master Trust          $ 6,164,016   $36,418,637   $1,603,201   $  709,706   $ 9,165,543   $ 9,450,254   $2,235,281   $ 65,746,638
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============

Plan's percentage
 ownership interest
 in Master Trust                7%           47%          35%          24%           35%           28%          37%            28%
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============


Investments, at fair value, held by the Master Trust at December 31, 1998 are summarized as follows:
                                                                Inter-
                                     Large         Small        national                                 Managed
                       Company       Company       Company      Equity       Reserve       Diversified   Bond
                       Stock Fund    Fund          Fund         Fund         Fund          Fund          Fund         Total
The Procter & Gamble
 Company common stock  $82,247,171                                                                                    $ 82,247,171
Mutual funds                         $76,778,262   $4,596,117   $3,005,413   $26,409,391   $33,460,753   $6,048,229    150,298,165
Short-term invest-
 ments (overdraft)         438,836       (28,138)      (8,899)      (6,153)       (7,847)      (15,090)       2,487        375,196
                       -----------   -----------   ----------   ----------   -----------   -----------   ----------   ------------

Total investments at
 fair value            $82,686,007   $76,750,124   $4,587,218   $2,999,260   $26,401,544   $33,445,663   $6,050,716   $232,920,532
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============


Investment  income from the Master Trust for the year ended December 31, 1998 is summarized as follows:
                                                                Inter-
                                     Large         Small        national                                 Managed
                       Company       Company       Company      Equity       Reserve       Diversified   Bond
                       Stock Fund    Fund          Fund         Fund         Fund          Fund          Fund         Total
Net appreciation
 (depreciation) in
 fair value of
 investments           $11,339,483   $18,695,385   $ (263,745)  $  396,904   $ 1,376,097   $ 4,973,756   $  416,005   $ 36,933,885
Dividends                1,029,974                                                                                       1,029,974
Interest                    49,241            54           83           22           129            41          125         49,695
                       -----------   -----------   ----------   ----------   -----------   -----------   ----------   ------------

Total                  $12,418,698   $18,695,439   $ (263,662)  $  396,926   $ 1,376,226   $ 4,973,797   $  416,130   $ 38,013,554
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============

Plan's equity in
 net earnings of
 Master Trust          $   833,025   $ 8,794,395   $  (96,256)  $   97,376   $   500,823   $ 1,593,777   $  151,854   $ 11,874,994
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============


Assets of the Master Trust at December 31, 1997 are summarized as follows:
                                                                Inter-
                                     Large         Small        national                                 Managed
                       Company       Company       Company      Equity       Reserve       Diversified   Bond
                       Stock Fund    Fund          Fund         Fund         Fund          Fund          Fund         Total
Investments, at fair
 value                 $75,945,362   $60,121,937   $4,728,540   $2,629,430   $28,051,469   $33,669,298   $5,858,170   $211,004,206
Accrued interest and
 dividends                   6,317           141           22           16           380           101           26          7,003
                       -----------   -----------   ----------   ----------   -----------   -----------   ----------   ------------

Total                  $75,951,679   $60,122,078   $4,728,562   $2,629,446   $28,051,849   $33,669,399   $5,858,196   $211,011,209
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============

Plan's investment in
 Master Trust          $ 4,991,143   $27,924,111   $1,780,948   $  669,762   $ 9,323,392   $ 8,683,447   $2,066,895   $ 55,439,698
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============

Plan's percentage
 ownership interest
 in Master Trust                7%           46%          38%          25%           33%           26%          35%            26%
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============


Investments, at fair value, held by the Master Trust at December 31, 1997 are summarized as follows:
                                                                Inter-
                                     Large         Small        national                                 Managed
                       Company       Company       Company      Equity       Reserve       Diversified   Bond
                       Stock Fund    Fund          Fund         Fund         Fund          Fund          Fund         Total
The Procter & Gamble
 Company common stock  $74,844,561                                                                                    $ 74,844,561
Mutual funds                         $60,121,830   $4,728,479   $2,629,377   $27,988,957   $33,669,235   $5,858,117    134,995,995
Short-term invest-
 ments                   1,100,801           107           61           53        62,512            63           53      1,163,650
                       -----------   -----------   ----------   ----------   -----------   -----------   ----------   ------------

Total investments
 at fair value         $75,945,362   $60,121,937   $4,728,540   $2,629,430   $28,051,469   $33,669,298   $5,858,170   $211,004,206
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============


Investment  income from the Master Trust for the year ended December 31, 1997 is summarized as follows:
                                                                Inter-
                                     Large         Small        national                                 Managed
                       Company       Company       Company      Equity       Reserve       Diversified   Bond
                       Stock Fund    Fund          Fund         Fund         Fund          Fund          Fund         Total
Net appreciation
 in fair value of
 investments           $22,915,525   $15,017,239   $  817,130   $   52,370   $ 1,468,561   $ 5,581,761   $  520,449   $ 46,373,035
Dividends                  836,156                                                                                         836,156
Interest                    56,289                                                 3,197                                    59,486
                       -----------   -----------   ----------   ----------   -----------   -----------   ----------   ------------

Total                  $23,807,970   $15,017,239   $  817,130   $   52,370   $ 1,471,758   $ 5,581,761   $  520,449   $ 47,268,677
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============

Plan's equity in net
 earnings of Master
 Trust                 $ 1,335,821   $ 7,007,716   $  246,416   $    4,669   $   500,220   $ 1,397,269   $  193,640   $ 10,685,751
                       ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============


5.   DISTRIBUTIONS PAYABLE

     Distributions payable to participants at December 31, 1998 and 1997 are approximately $530,000 and $128,000, respectively.

                                   * * * * * *




PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                    Procter & Gamble Pharmaceuticals
                                    Savings Plan



                                    /s/THOMAS J. MESS
Date:  June 22, 1999                ---------------------------------------
                                    Thomas J. Mess
                                    Secretary for Trustees




                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche